UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number: 333-116582

Bombardier Recreational Products Inc.

726, rue St-Joseph
Valcourt, Quebec
Canada J0E 2L0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Effective April 19, 2005, the Board of Directors of Bombardier Recreational Products Inc. announces that Deloitte & Touche LLP has been appointed as independent auditors of the Company.

The resignation of Ernst & Young and the appointment of Deloitte & Touche LLP were approved by the Company's audit committee and its shareholder.

Ernst & Young's resignation letter does not mention any matters other than its resignation as independent auditors of the Company. There were no reservations in Ernst & Young Auditors' reports during the period from December 18, 2003 to January 31, 2005. During that same period, there were no disagreements between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Ernst & Young 's satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements for such fiscal years. There were no reportable events between the Company and Ernst & Young.

Ernst & Young has issued a professional letter to Deloitte & Touche LLP on April 26, 2005, in which Ernst & Young confirmed that they know of no professional or other reason why Deloitte & Touche LLP should not accept the appointment as auditors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BOMBARDIER RECREATIONAL
PRODUCTS INC.

By: /s/ Jennifer Millson
Jennifer Millson
Vice President, General Counsel and Secretary